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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   BARRETTO              LANDON
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   (Last)               (First)                 (Middle)

   1111 THIRD AVENUE, STE. 2500
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                                    (Street)

   SEATTLE                         WASHINGTON                    98101
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)



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3. IRS or Social Security Number of Reporting Person (Voluntary)

    --
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4. Issuer Name and Ticker or Trading Symbol

     GRIFFIN INDUSTRIES, INC.
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)

 N/A
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7. Individual or Joint/Group Filing  (Check applicable line)

   [X  ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person


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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

common stock                             500,000                      D
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Series A Convertible     (see      (see             common stock           2,500,000     (see below)     D
Preferred                 below)    below)
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
     Explanation of Responses:

     * The Company has through Board Action designated a "Series A" Convertible Preferred Stock, where each Series A Convertible Preferred Stock, upon and subject to the occurrence of a redemption event or transaction, will convert into five shares of Common Stock. The Board has approved the following as acceptable redemption events which activate the conversion rights of the Series A Convertible Preferred Stock: (a) Any event or transaction, where the consummation of such event or transaction would constitute a control change of the corporation; (b) Any tender offer of shares made pursuant to Section 14 of the Securities Act of 1933 which, upon approval and completion, would effectuate a significant change of control of the corporation; (c) A liquidation or dissolution of the Company. The Board has not as of the date of this filing determined the exercise or conversion price of each Series A Preferred Stock.


/S/ Landon Barretto                                         8/31/98
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


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